New Oriental Education & Technology Group Inc.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

February 1, 2024

VIA EDGAR

Mr. Andrew Mew

Ms. Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended May 31, 2023

File No. 001-32993

Dear Mr. Mew and Ms. Gowetski,

This letter sets forth the Company’s responses to the comments contained in the letter dated January 18, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended May 31, 2023 filed with the Commission on September 25, 2023 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for Fiscal Year Ended May 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 168

1.

We note your statement that you reviewed the Company’s register of members and public filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

February 1, 2024

Paragraphs (a) and (b)(3) of Item 16I

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Company’s register of members and the Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members, as well as the Beneficial Ownership Reports, other than (i) Mr. Michael Minhong Yu and his wholly-owned private company, Tigerstep Developments Limited, and (ii) GIC Private Limited (“GIC”), no shareholder beneficially owned 5% or more of the Company’s total outstanding common shares as of September 15, 2023. Based on the review of the public filings:

•

Tigerstep Developments Limited is a private company incorporated in the British Virgin Islands wholly owned by Mr. Michael Minhong Yu. As of September 15, 2023, Tigerstep Developments Limited beneficially owned 202,072,160 common shares of the Company, representing 12.2% of the Company’s total outstanding shares.

•

Based on the Schedule 13G filed by GIC with the SEC on June 1, 2023, GIC beneficially owned 84,984,093 common shares of the Company as of May 24, 2023. As reported in the Schedule 13G, GIC has the sole power to vote and dispose 73,701,510 shares it beneficially owned and shares the power to vote and dispose 11,282,583 shares it beneficially owned with the Monetary Authority of Singapore. GIC is wholly-owned by the Government of Singapore, who disclaims beneficial ownership of such shares, as reported in the Schedule 13G. Based on the total outstanding shares of the Company as of September 15, 2023 and assuming GIC’s beneficial ownership has not changed since May 24, 2023, GIC beneficially owned 5.1% of the Company’s total outstanding shares as of September 15, 2023. To the Company’s best knowledge, GIC is not owned or controlled by a governmental entity in mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2023 Form 20-F, the Company is the ultimate primary beneficiary of New Oriental Education & Technology Group Co., Ltd. (“New Oriental China”), and Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Beijing Xuncheng”) (New Oriental China and Beijing Xuncheng, together the “VIEs”). The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits from the VIEs that could be significant to the VIEs. As disclosed in the 2023 Form 20-F, New Oriental China is wholly owned by Beijing Century Friendship Education Investment Co., Ltd (“Century Friendship”), which is 99% owned by Mr. Michael Minhong Yu and 1% owned by Mr. Zhihui Yang. Beijing Xuncheng is wholly owned by New Oriental China. In addition, the VIEs holds 100% equity interests in their subsidiaries and/or 100% sponsorship interest in schools. Therefore, the VIEs, their subsidiaries and/or schools are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs or their subsidiaries and/or schools.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

February 1, 2024

Paragraph (b)(2) of Item 16I

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of September 15, 2023, the record holders of its common shares included: (i) Deutsche Bank Trust Company Americas, (ii) HKSCC Nominees Limited, (iii) Tigerstep Developments Limited, an entity wholly owned by Mr. Michael Minhong Yu, and (v) certain other individual and institutional investors that collectively hold a de minimus number of shares of the Company (the “Other Shareholders”).

Deutsche Bank Trust Company Americas is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify each public market ADS holder due to the large number of such holders. The Company relied on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s principal shareholders. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. HKSCC Nominees Limited is the nominee holder for the Company’s common shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder through HKSCC Nominees Limited due to the large number of such shareholders. Based on the examination of publicly available information of the Other Shareholders, none of them is known to the Company to be a governmental entity in the Cayman Islands or owned or controlled by a governmental entity in the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own any share of the Company.

The Company believes it is reasonable and sufficient to rely on register of members, the Beneficial Ownership Reports and other publicly available information, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

February 1, 2024

Directors of New Oriental Education & Technology Group Inc.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2023 Form 20-F, the Company has asked each of the directors of New Oriental Education & Technology Group Inc. to complete a questionnaire, which asks, among other things, a question on whether the applicable director is an official of the Chinese Communist Party. Each director of New Oriental Education & Technology Group Inc. has confirmed that he is not an official of the Chinese Communist Party in their respective completed questionnaires.

Directors of the Company’s consolidated foreign operating entities

The Company further respectfully submits that for the directors of the Company’s consolidated foreign operating entities, they either (i) are New Oriental Education & Technology Group Inc.’s directors, (ii) are, or were, employees of the Company or its subsidiaries and/or schools, or the VIEs, or (iii) are external directors.

(i)	For directors of New Oriental Education & Technology Group Inc., their status as non-official of the Chinese Communist Party is confirmed based on the procedure and certifications described above.

(ii)

For directors that are, or were, employees of the Company or its subsidiaries and/or schools or the VIEs, they are, or were, full-time employees. Based on their employment profile and the internal records maintained by the Company, the Company believes that none of them is an official of the Chinese Communist Party.

(iii)

With respect to the external directors, they are required to provide their background information, including their resume, to the Company during their onboarding process. The external directors are required to update the Company if there is any change to their background information. Based on the background information they provided and the examination of publicly available information of the external directors, the Company believes that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

3.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “New Oriental Education & Technology Group Inc. or the variable interest entities.” We also note that your list of principal subsidiaries and consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

February 1, 2024

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s significant consolidated foreign operating entities in Exhibit 8.1 (the “Consolidated Foreign Operating Entities”) are incorporated include mainland China, Hong Kong SAR and the Cayman Islands. Except for the VIEs and their subsidiaries and/or schools in mainland China, and East Buy Holding Limited (“East Buy”), the Company holds 100% equity interests in its Consolidated Foreign Operating Entities. As disclosed in the 2023 Form 20-F, New Oriental China is wholly owned by Century Friendship, which is 99% owned by Mr. Michael Minhong Yu and 1% owned by Mr. Zhihui Yang. Beijing Xuncheng is wholly owned by New Oriental China. In addition, the VIEs holds 100% equity interests in their subsidiaries and/or 100% sponsorship interest in schools.

With respect to East Buy, a company incorporated in the Cayman Islands, the Company holds a majority of its equity interest. Similar to the Company, as its common shares are listed on the Stock Exchange of Hong Kong Limited, East Buy’s record holders also include HKSCC Nominees Limited, the nominee holder for its common shares registered in its share registrar and admitted into the CCASS for trading in Hong Kong, and a large number of public market shareholders. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder with beneficial ownership of 5% or less due to the large number of such shareholders. The Company could only rely on public filings, including the form of disclosure of interests filed with the Stock Exchange of Hong Kong Limited by beneficial owners of 5% or more of East Buy’s shares for their shareholding information. Based on an examination of such public filings, other than the Company and Mr. Michael Minhong Yu, no shareholder beneficially owned 5% or more of East Buy’s total outstanding shares as of May 31, 2023. Based on the foregoing, the Company believes that East Buy is not owned or controlled by governmental entities in the Chinese mainland, Hong Kong SAR or the Cayman Islands, and is not aware of any shareholding by governmental entities in mainland China, Hong Kong SAR or the Cayman Islands.

Therefore, based on the foregoing, no governmental entity in mainland China, Hong Kong SAR or the Cayman Islands owns shares of the Company’s Consolidated Foreign Operating Entities.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

February 1, 2024

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully supplements that, based on the analysis set forth in the Company’s response to the first bullet of this Comment #3 above, the governmental entities in mainland China do not have a controlling financial interest in Company’s subsidiaries in Hong Kong SAR, Cayman Islands or any of the Company’s other Consolidated Foreign Operating Entities.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s Consolidated Foreign Operating Entities do not contain any charter of the Chinese Communist Party.

4.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that the currently effective memorandum and articles of association of the Company and equivalent organizational documents of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

* * *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 5980 4508 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com. Thank you.

Very truly yours,

/s/ Zhihui Yang
Zhihui Yang
Executive President and Chief Financial Officer

cc:	Chenggang Zhou, Director and Chief Executive Officer, New Oriental Education & Technology Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wei Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP